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17016723

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 FIFTH AVENUE, 14TH FL.
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CURTIS LANE (212) 887-2113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FL.	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CURTIS LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS SECURITIES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DESIGNATED PRINCIPAL
Title

Notary Public

DANIELLE O'HARA
NOTARY PUBLIC-STATE OF NEW YORK
NO. 01OH6183205
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 03-10-2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(CONFIDENTIAL PER RULE 17a-5(e)(3))

FOR THE YEAR ENDED DECEMBER 31, 2016

MTS SECURITIES, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MTS Securities, LLC

We have audited the accompanying statement of financial condition of MTS Securities, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MTS Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities



Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 27, 2017

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets		
Cash	$ 22,568,299	
Marketable securities	434,886	
Non-marketable securities	1,749,148	
Accounts Receivable	637,273	
Deposit	16,872	
Prepaid expenses	78,808	
Total Assets		$ 25,485,286
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 176,280	
Payable to parent - MTS Health Partners, L.P.	947,852	
Total Liabilities		$ 1,124,132
Member's Equity		24,361,154
Total Liabilities and Member's Equity		$ 25,485,286

The accompanying notes are an integral part of these financial statements.

MTS SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Advisory and consulting fees	$ 47,728,353	
Investment banking	8,018,908	
Realized and unrealized gains on securities, net	1,282,053	
Interest	3,301	
Total Revenues		$ 57,032,615
Expenses		
Regulatory fees	$ 315,609	
Bank fees	50	
Service fees parent - MTS Health Partners, L.P.	3,293,017	
Total Expenses		3,608,676
Income before Provision for Income Taxes		53,423,939
Provision for Income Taxes		572,764
Net Income		$ 52,851,175

The accompanying notes are an integral part of these financial statements.

MTS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance - January 1, 2016	$ 7,509,979
Distributions to Parent	(36,000,000)
Net income	52,851,175
Balance - December 31, 2016	$ 24,361,154

The accompanying notes are an integral part of these financial statements.

MTS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities		
Net income		$ 52,851,175
Adjustments to reconcile net income to net cash provided by operating activities:		
Securities received as compensation	$ (1,925,001)	
Realized and unrealized gains on securities, net	(1,282,053)	
Changes in operating assets and liabilities:		
Marketable securities	2,893,731	
Non-marketable securities	(747,174)	
Accounts receivable	162,727	
Due to/from parent - MTS Health Partners, L.P., net	1,751,860	
Deposit	(11,795)	
Prepaid expenses	(17,830)	
Accounts payable and accrued expenses	132,593	
Total Adjustments		957,058
Net Cash Provided by Operating Activities		53,808,233
Cash Used in Financing Activities		
Distributions to Parent- MTS Health Partners, L.P.		(36,000,000)
Net Increase in Cash		17,808,233
Cash - January 1, 2016		4,760,064
Cash - December 31, 2016		$ 22,568,299

The accompanying notes are an integral part of these financial statements.

MTS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 - NATURE OF BUSINESS

MTS Securities, LLC (the "Company") was organized on August 10, 2001 as a Delaware limited liability company for the purpose of providing financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly owned subsidiary of MTS Health Partners, L.P. (the "Parent") and all of the Company's services are provided in conjunction with, or on behalf of its Parent.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2016 through the date these financial statements were available to be issued for matters that required disclosure or adjustment in these financial statements. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2016, the Company had no cash equivalents.

MARKETABLE AND NON-MARKETABLE SECURITIES

The Company periodically receives shares of common stock of public companies as compensation for investment banking services. The common stock is restricted and is classified as non-marketable in the accompanying statement of financial condition until it may be freely traded, which is conditioned upon the effectiveness of a registration statement covering the securities or upon the satisfaction of the requirements of Rule 144 under the Securities Act of 1933, including the requisite holding period.

The Company also received preferred shares of a private company as compensation for investment banking services. These shares remain restricted and are classified as non-marketable securities in the accompanying statement of financial condition until the shares may be traded, which is conditioned upon the terms of the related preferred share purchase agreement.

As partial compensation for advisory and consulting services, the Company received warrants issued by certain of the Company's clients. The warrants provide the Company with the right to purchase shares of the client's common stock. If the underlying common stock is freely tradable, the warrants are considered marketable. If the underlying common stock is restricted, subject to a registration statement or to satisfying the requirements of Rule 144 under the Securities Act of 1933, the warrants are considered non-marketable.

Realized gains and losses on the sale of investments are determined based on the identified cost and are credited or charged to investment income. Interest and dividends on investments are included in investment income and are recognized when earned.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends unsecured credit in the normal course of business to its clients. The allowance for doubtful accounts reflects management's best estimates of probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience and other currently available evidence. At December 31, 2016, an allowance for doubtful accounts is not provided since in the opinion of management, all accounts are deemed collectible.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

REVENUE RECOGNITION

Revenues are comprised of advisory, consulting and investment banking fees.

Advisory and Consulting Revenues – During the year ended December 31, 2016, the Company provided financial advisory services to its clients in connection with proposed business acquisitions, including financial analysis, planning, structuring and other advisory services. The Company recognizes advisory and consulting revenues upon successful completion of the engagement.

Investment Banking Revenues – Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings and private placements of equity and convertible debt securities and fees earned as a financial advisor in mergers and acquisitions and similar transactions. Underwriting revenue is earned in securities offerings in which the Company acts as an underwriter and includes management fees, underwriting fees and selling concessions. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting transaction have been completed and the amount of the underwriting revenue has been determined.

INCOME TAXES

The Company is a Delaware Limited Liability Company ("LLC") and files consolidated federal, state and local tax returns with its Parent, which is a limited partnership ("LP"). The members of an LLC and partners in an LP are taxed on their proportionate share of a company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The income tax provision within these financial statements represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT"), which is $527,764. This amount has been paid to the parent as of December 31, 2016. The NYCUBT is calculated as if the Company files on a separate return basis and tax payments are paid to the Parent for its proportionate share of taxes.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

NOTE 3 - FAIR VALUE

Financial Accounting Standards Board ("FASB") Accounting Standards Codification "(ASC") 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy for fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1* – Quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2* – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3* – Unobservable inputs for the asset or liability

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, deposits, prepaid expenses and accounts payable and accrued expenses.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016:

Financial Assets:	Level 1	Level 2	Level 3	Total
Common stock	$ 434,886	$ --	$ --	$ 434,886
Restricted common stock	1,239,046	--	--	1,239,046
Restricted preferred stock			500,001	500,001
Warrants	--	--	10,101	10,101
Total	$1,673,932	$ --	$ 510,102	$2,184,034

NOTE 3 - FAIR VALUE (CONTINUED)

There were no transfers between level 1 and level 2 during the year.

The following is a reconciliation of beginning and ending balances for financial assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2016:

Financial Assets:	Beginning Balance	Purchases, Issuances, and Settlements	Realized Gains (Losses)	Unrealized Gains (Losses)	Ending Balance
Restricted preferred stock	$ --	$500,001	$ --	$ --	$500,001
Warrants	11,098	350,000	--	(350,997)	10,101
Total	$ 11,098	$850,001	$ --	$(350,997)	$510,102

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

The fair values of publicly traded equity securities is based on quoted market prices in active markets for identical assets and are classified as level 1 in the fair value hierarchy.

Estimated fair values for privately held equity securities are determined using discounted cash flow, earnings multiple and other valuation models that require a substantial level of judgment around inputs and therefore are classified within level 3 of the fair value hierarchy.

The fair value of the warrants is determined using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility. As these require significant management assumptions, they are classified as level 3 securities.

NOTE 4- CONCENTRATIONS AND CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses in the account.

The Company performs certain credit evaluation procedures and generally does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, therefore, believes that its accounts receivable credit risk exposure beyond such allowances is limited. During the year ended December 31, 2016, the Company had two (2) customers that accounted for 41% and 13%, respectively of total revenues from customers. At December 31, 2016, three (3) customers accounted for 100% of the Company's accounts receivable.

NOTE 5 - RELATED-PARTY TRANSACTIONS

The Company has an agreement with its Parent, under which the Parent provides various administrative services in the ordinary course of business in exchange for receiving a service fee. For the year ended December 31, 2016, fees of $3,293,017 were charged to the Company for services rendered by the Parent. The Company has a payable to Parent of $947,852 as of December 31, 2016.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 6 - INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of the Parent and passed through to its owners.

NOTE 6 - INCOME TAXES (CONTINUED)

The Company evaluates its uncertain tax positions under the provisions of ASC 740 – Income Taxes. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2016, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "general and administrative expenses." As of December 31, 2016, no interest or penalties were required to be recorded. If applicable, interest and penalties related to unrecognized tax benefits are required to be calculated and would be classified as income tax expense in the statement of income. No interest or penalties were recorded for the year ended December 31, 2016. The Company files income tax returns in its local jurisdictions. The Company is no longer subject to local income tax examinations by tax authorities for years prior to 2012.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Commission (the "Net Capital Rule"), under which the Company is required to maintain a minimum net capital of $100,000 and requires that the Company's ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $21,813,820, which exceeded its net capital requirement by $21,713,820, and a total aggregate indebtedness of $1,124,132. The Company's aggregate indebtedness to net capital ratio was 5.15 to 1 at December 31, 2016.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 – SUBSEQUENT EVENTS

On January 9, 2017, the Company made a distribution of $13.0 million to its Parent.

MTS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Net Capital		
Total member's equity		$ 24,361,154
Deductions and Charges		
Non-allowable assets:		
Non-marketable Securities	$ 1,749,148	
Accounts receivable	637,273	
Deposit	16,872	
Prepaid expenses	78,808	
Total Deductions and Charges		2,482,101
Net Capital before Haircuts on Securities Position		21,879,053
Haircuts on Securities		
Marketable securities		65,233
Net Capital		$ 21,813,820
Aggregate Indebtedness (A.I.)		
Accounts payable and accrued expenses	1,124,132	
Total Aggregate Indebtedness		$ 1,124,132
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 74,942
(b) Minimum net capital required of broker dealer		$ 100,000
Net Capital Requirement (Greater of (a) or (b))		$ 100,000
Excess Net Capital		$ 21,713,820
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)		$ 21,701,407
Ratio of A.I. to Net Capital		5.15

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

See report of independent registered public accounting firm.

MTS SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

MTS SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MTS Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which MTS Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: under subparagraph (k)(2)(i) (the "exemption provision") and (2) MTS Securities, LLC stated that MTS Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. The management of MTS Securities, LLC is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MTS Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 27, 2017


MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

MTS SECURITIES, LLC

The Exemption Report

December 31, 2016

We as members of management of MTS Securities, LLC ("MTS" or "the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R.§240.15c3-3: - 15c3-3(k)(2)(i) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1)We identified the following provisions of 17 C.F.R.§240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R.§240.15c3-3 - 15c3-3(k)(2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2016 to December 31, 2016 without exception.

Signature Line:

Dennis Conroy,

Chief Financial Officer

Mark Epstein,

Designated Principal

Curtis Lane,

Designated Principal

MTS Health Partners, L.P.

SEC Headquarters
100 F Street, NE
Washington, D.C. 20549

March 3, 2017

To Whom It May Concern,

Please find enclosed the annual audit report for MTS Securities, LLC. Please note, this report was originally submitted on February 28th. We have since discovered a page was missing from certain copies. The enclosed represents the complete report.

We have previously requested confidential treatment of this report by submitting a Statement of Financial Condition and ask for the same confidential treatment of the enclosed report.

Please feel free to contact me by e-mail at Conroy@mtspartners.com or phone (212) 887-2171 should you have any questions or need further details.

Sincerely,

Dennis Conroy
Chief Operating Officer
Chief Financial Officer

623 Fifth Avenue, 14th Floor • New York, NY 10022 • Tel 212.887.2100 • Fax 212.887.2111